Mail Stop 3561

September 18, 2008

William Hartman
Chief Financial Officer
ZAP
501 Fourth Street
Santa Rosa, CA 95401

      Re: ZAP
             File No. 001-32534
             Form 10-KSB: For the fiscal year ended December 31, 2007
             Form 10-Q: For the quarterly period ended March 31, 2008
             Form 10-Q: For the quarterly period ended June 30, 2008

Dear Mr. Hartman:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

               Sincerely,

               Lyn Shenk
               Branch Chief